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                               December 14, 2023

       Stephen Scott
       Chief Operating Officer
       CorpAcq Group Plc
       CorpAcq House
       1 Goose Green
       Altrincham, Cheshire
       WA14 1DW
       United Kingdom

                                                        Re: CorpAcq Group Plc
                                                            Registration
Statement on Form F-4
                                                            Filed November 17,
2023
                                                            File No. 333-275613

       Dear Stephen Scott:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-4 filed November 17, 2023

       Cover Page

   1. Under Explanatory Note, please include the information required by Item 501 of
                                                        Regulation S-K, such as
the title and amount of the securities offered, the market for the securities, and a
cross-reference to the risk factors section, including the page number where it appears in the
prospectus.
   2. Please note that a letter to security holders in a proxy statement/prospectus also serves as a prospectus cover page
and, therefore, is subject to the plain English rules. Revise to simplify your
explanation of the steps of the transaction, which may be detailed later in the filing, and avoid
complex information copied directly from legal documents
 Stephen Scott
FirstName LastNameStephen   Scott
CorpAcq Group   Plc
Comapany14,
December  NameCorpAcq
              2023        Group Plc
December
Page 2    14, 2023 Page 2
FirstName LastName
         without a clear and concise explanation of the provisions. See Rule 421(d) of Regulation
         C. Make similar revisions under the Explanatory Note, Questions and Answers, and
         Summary of the Proxy Statement/Prospectus.
3.       We note your references to    certain capital raising transactions
(whether debt, equity or
         otherwise) consummated following the date of the Merger Agreement through and
         including the day that is 30 days following the Closing.    Please
describe these
         transactions in greater detail, including how much the Sponsor plans to raise. Describe the use of proceeds from the capital you expect to raise within 30 days after the Closing. If applicable, highlight material differences in the terms and price of securities issued at the time of the Churchill IPO as compared to private placements contemplated at the time of the business combination. Disclose if Churchill's sponsors, directors, officers or their affiliates will participate in the capital raising transactions. Also discuss the key terms of any convertible securities and disclose the potential impact of those securities on non-
         redeeming shareholders. If applicable, describe these transactions under Interests of
         Certain Persons in the Business Combination, Beneficial Ownership of Post-Combination
         Company Securities, Impact of the Business Combination on Public Float, and other disclosure relating to dilution throughout the filing.
4.       With respect to the Sponsor   s transfer of its remaining Founder
Shares to BermudaCo in
         exchange for BermudaCo Redeemable Shares (or other authorized share capital) equal to the number of Founder Shares attributable to the Delivered Capital Amount and the
         Estimated Delayed Financing Amount, please disclose or provide an estimate of the number of CorpAcq shares underlying the Redeemable Shares (or other authorized share capital) that will be or is expected to be issued to the Sponsor. Describe these transactions under Interests of Certain Persons in the Business Combination, Beneficial Ownership of
         Post-Combination Company Securities, Impact of the Business Combination on Public
         Float, and other disclosure relating to dilution throughout the filing.
5.       Please disclose the subscription price for the B Share Subscription.
6. Please discuss the purpose for the creation of Polaris Bermuda Limited in connection with the business combination, including the purpose of the Exchange Right pursuant to the
         BermudaCo Bye-laws and the Back to Back Share Issuance Agreement. Also clarify why the Back to Back Share Issuance Agreement may constitute a derivative contract within the United Kingdom derivative contracts tax regime and quantify the potential tax charges that may arise in BermudaCo and/or PubCo in this regard.
7.       Please describe the purpose for the valuation report pursuant to section 593 of the UK
         Companies Act 2006 in respect of the consideration to be received by PubCo for the issuance of Post-Combination Company Class C-1 Shares and the Post-Combination
         Company Class C-2 Shares.
8. Please quantify the aggregate amount of cash expected at the Closing and clarify how the
         Closing Seller Consideration will be determined. Explain the uses for Closing Seller
         Consideration, including the I/C CorpAcq Interest Loan.
 Stephen Scott
CorpAcq Group Plc
December 14, 2023
Page 3
9. Please clarify the Sponsor earnout terms, including the maximum amount of the earnout.
         Describe these transactions under Interests of Certain Persons in the Business
         Combination, Beneficial Ownership of Post-Combination Company Securities, Impact of
         the Business Combination on Public Float, and other disclosure relating to dilution throughout the filing.
10.      Please briefly describe the CorpAcq Preferred Redemption and the Drag
Along
         transactions with cross-references to a more detailed discussion.
11.      Throughout the front part of the filing, as applicable, please briefly
describe the    certain
         provisions    in the Post-Combination Articles that stockholders are
being asked to vote on
         in the proposal.
Industry and Market Data, page 2

12. Please revise the language in this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.
Questions and Answers
What revenues and profits/losses has CorpAcq generated in the last two years?, page 18

13.      Please disclose CorpAcq   s losses for the fiscal year ended December
31, 2022 and for the
         six months ended June 30, 2023. Also disclose that CorpAcq   s
auditors have issued a
         going concern opinion and that CorpAcq is required to make a balloon
payment of   120
         million on June 15, 2024, in accordance with CorpAcq   s   200 million
facility. As stated
         in the notes to the financial statements, disclose that based on
CorpAcq   s forecasts,
         CorpAcq does not expect it will be able to make the balloon payment using cash on hand and cash available from other undrawn bank facilities without refinancing the facility.
         Make similar disclosures under the Risk Factor Summary starting on page 56.
Will Churchill or CorpAcq raise new financing in connection with the Business Combination?, page 22

14. Please clarify your disclosure with respect to new financing. Describe whether the new
         credit facility is different than the   200 million facility agreement
with Alcentra that
         CorpAcq plans to refinance prior to the business combination. Disclose the amount the
         Sponsor estimates it will need to raise to satisfy the closing condition. Also disclose your estimate of the amount necessary to be raised following the closing and the use of proceeds for such capital raising transaction.
What  conditions
FirstName        must be satisfied
           LastNameStephen    Scottto complete the Business Combination?, page
22
Comapany
15.        NameCorpAcq
       Please               Group Plc
              disclose all material conditions that must be satisfied to complete the business combination.
December   14, 2023 Page 3
FirstName LastName
 Stephen Scott
FirstName LastNameStephen   Scott
CorpAcq Group   Plc
Comapany14,
December  NameCorpAcq
              2023        Group Plc
December
Page 4    14, 2023 Page 4
FirstName LastName
What is the amount of net cash per share of Churchill's Class A Common Stock that is . . . , page
24

16. We note that you disclose the estimated net cash per share under a no redemption and contractual maximum redemption scenario. Revise your disclosure to include a sensitivity analysis showing an interim redemption level. Provide similar disclosure under Impact of the Business Combination on Public Float.
What are the U.S. federal income tax consequences of exercising my redemption rights?, page 26

17. Please clearly state the tax consequences to security holders electing to redeem their shares and to security holders electing not to have their shares redeemed if the merger is completed. We note your discussion on page 213 that the exchange of Churchill Securities for Post-Combination Company Securities pursuant to the merger is expected to be taxable for U.S. holders pursuant to Section 367(a) of the Code.
What happens if the Business Combination is not consummated?, page 32

18. Please disclose the material termination provisions in the merger agreement. Also disclose whether Churchill currently expects to hold a special meeting to extend the period for which Churchill can complete the business combination. If Churchill expects to hold a special meeting, disclose that stockholders will have the opportunity to redeem their shares in connection with such meeting.
Summary of the Proxy Statement/Prospectus, page 38

19. Please provide an organizational chart depicting the pre- and post-business combination structure and the relationships between the various entities discussed in your registration statement. Also identify the entities or group of security holders and their beneficial ownership of the securities held in each such entity.
The Parties to the Business Combination, page 38

20.      Please describe BermudaCo and its purpose.
Risk Factors, page 61

21. Please revise your risk factors to disclose the information investors need to assess the magnitude of the risk. For example:
             Under    The acquisitions and investments CorpAcq conducts . . .,
  quantify the
             outstanding contingent considerations and put options to the sellers of the acquisition targets.
             Under    Following the Business Combination, the Post-Combination
Company will
             be a holding company . . .,    disclose the number of subsidiaries
that are subject to the
             risks in the bullet points.
             Under    CorpAcq and its subsidiaries are subject to risks
relating to increased prices
 Stephen Scott
FirstName LastNameStephen   Scott
CorpAcq Group   Plc
Comapany14,
December  NameCorpAcq
              2023        Group Plc
December
Page 5    14, 2023 Page 5
FirstName LastName
              of raw materials and disrupted supply chains . . .,    disclose
the specific risks to
              material subsidiaries.
                Under    CorpAcq   s subsidiaries are or may become dependent
on individual customer
              relationships . . .,    identify the subsidiaries and provide
more detail regarding the type
              of customers, products and services to which you refer.
                Under    Potential divestments of CorpAcq   s subsidiaries may
give rise to CorpAcq
              becoming subject to additional risks . . .,    describe recent
material divestments and
              the associated risks.
22. To the extent any of CorpAcq's subsidiaries are exposed to material risks associated with the United Kingdom's withdrawal from the European Union, please add risk factor disclosure. Also disclose whether the Churchill board considered this potential risk.
23. We note your risk factor disclosure on page 66 regarding CorpAcq's going concern determination and its efforts to refinance its existing debt. Please discuss the risk to investors resulting from the post-business combination company having
to make the   120
         million balloon payment due in 2024. We note your disclosure on page 273 that, if necessary, CorpAcq expects that the cash proceeds from the business combination would also contribute to provide sufficient liquidity to enable CorpAcq to make the balloon payment.
CorpAcq has identified material weaknesses in its internal control over financial reporting, page
87

24. Please disclose when CorpAcq expects to remediate its material weaknesses in its internal control over financial reporting.
CorpAcq has identified material weaknesses in its internal control over financial reporting, page
87

25. We note your disclosure here and on page 282 that your independent registered public accounting firm conducted a review of CorpAcq financial statements as of and for the six months ended June 30, 2023. Please tell us what consideration you gave to including a review report and acknowledgement letter from your auditor. Reference is made to Article
         10 of Regulation S-X and Item 601 of Regulation S-K.
The Post-Combination Company may qualify as an 'emerging growth company' . . ., page 89

26. We note your disclosure here and on page 281 that should you qualify as an emerging growth company, you intend to avail yourself of the option under
Section 102(b)(1) of the
         JOBS Act to defer the adoption of new or revised financial accounting standards until such standards apply to private companies. Please note that this option only applies to registrants whose financial statements are prepared in accordance with U.S. GAAP, and therefore excludes financial statements prepared in accordance with IFRS as issued by the
         IASB. Please revise your disclosures accordingly.
 Stephen Scott
FirstName LastNameStephen   Scott
CorpAcq Group   Plc
Comapany14,
December  NameCorpAcq
              2023        Group Plc
December
Page 6    14, 2023 Page 6
FirstName LastName
The Business Combination
Background of the Business Combination, page 148

27. We note that on January 20, 2023, Archimedes indicated that CorpAcq could have an enterprise value 10 times its 2022 Adjusted EBITDA. Please discuss the basis for this valuation and disclose the set of comparable companies that the Churchill Board evaluated in determining that CorpAcq has an attractive valuation for purposes of recommending the business combination, if different from the list of selected publicly traded companies discussed in the opinion from Duff & Phelps. In addition, please clarify whether this enterprise value was subject to any negotiations between the parties. Certain Financial Projections Provided to Churchill Board, page 168

28. Please describe the material assumptions underlying your financial projections.
Interests of Certain Persons in the Business Combination, page 170

29.      Please expand your disclosure regarding the sponsor   s and/or its
affiliates' ownership
         interest in CorpAcq, including Bonnie Jonas' indirect interest and Archimedes Advisor
         Group LLC's interest via its consulting agreement with CorpAcq. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
Information Related to CorpAcq, page 244

30. Please disclose your methodology for calculating your total addressable market and provide a source for your statement that the UK economy is expected to grow at a CAGR of 4.2% between 2022 and 2027.
31. We note your disclosure that the CorpAcq portfolio consists of 42 subsidiaries across industrial and commercial end-markets. Please describe the important events in the
         development of CorpAcq   s business, such as material acquisitions.
Within each of
         CorpAcq   s four reportable segments, identify the material
subsidiaries and for each such
         subsidiary describe the nature of its operations and principal activities, stating the main categories of products sold and/or services. For each material subsidiary disclose the proportion of ownership interest and, if different, the proportion of voting power held by
         CorpAcq. We also note the disclosure in your investor presentation and on page 246 of your proxy statement/prospectus that your top 10 subsidiaries account for less than two-
         thirds of total Adjusted EBITDA. Identify these top 10 subsidiaries. Provide additional information for each material subsidiary as required by Item 4 of Form 20-F.
32. Please explain how CorpAcq finances its acquisitions and describe the material debt
         covenants in CorpAcq   s facility.
33.      Under Properties, please provide information regarding CorpAcq   s
material tangible fixed
         assets, including leased properties, a description of the size and uses of the property, the
 Stephen Scott
FirstName LastNameStephen   Scott
CorpAcq Group   Plc
Comapany14,
December  NameCorpAcq
              2023        Group Plc
December
Page 7    14, 2023 Page 7
FirstName LastName
         products produced, and the location. Provide additional information for each material property as required by Item 4.D of Form 20-F.
34. Please provide additional information about the three transactions for which you have entered into letters of intent as of September 30, 2023, including the anticipated timeline of the transactions, status of your negotiations, and whether any of the proceeds from the business combination will be used to finance these transactions. Unaudited Pro Forma Condensed Combined Financial Information, page 283

35. Please explain the absence of any Income Tax Expense adjustments giving effect to any expense adjustments included in the Transaction Accounting Adjustments columns of the
         Unaudited Pro Forma Condensed Combined Statements of Operations for the Period
         Ended June 30, 2023 and Year Ended December 31, 2022. We refer you to Regulation S-
         X Rule 11-02(b)(5)(i).
36. We note your disclosure on page 323 that you will enter into a consulting agreement for a
         consulting fee equal to 1% of the Post-Combination Company   s annual
EBITDA, subject
         to a minimum fee of   1,000,000. Please tell us what consideration you
gave to reflecting
         such fee within your pro forma financial information. Please refer to
Article 11 of
         Regulation S-X.
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 294

37. We refer you to adjustments F and G. Please tell us and revise to clarify how you determined that a portion of the Class C-1 and C-2 shares are liability classified and a portion are equity classified. Within your response, please reference the authoritative accounting literature relied upon.
38. We refer you to adjustment J, which uses preliminary per share values. Please revise to narratively disclose how you will derive the final per share values. Comparative Per Share Data, page 303

39. Please tell us your basis for presenting the combined pro forma book value per share assuming no redemptions and assuming contractual maximum redemptions for the year ended December 31, 2022.
Beneficial Ownership of Post-Combination Company Securities, page 320

40.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Description of Post-Combination Companys Securities, page 330

41. Please describe the material terms and clarify the material differences among each of the following:
 Stephen Scott
CorpAcq Group Plc
December 14, 2023
Page 8
                series B-1, series B-2 and series B-3 shares of BermudaCo Post-Combination Company Ordinary A1 Shares
                Post-Combination Company Ordinary A2 Shares
                Post-Combination Company Ordinary A3 Shares
                Post-Combination Company B Shares
                Deferred Shares
                Post-Combination Company Class C-1 Shares
                Post-Combination Company Class C-2 Shares
                Churchill Class A Common Stock of the Surviving Corporation Churchill Class B Common Stock of the Surviving Corporation
CorpAcq Holdings Limited Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Corporate information, page F-76

42. Please revise to include the date the Consolidated Financial Statements were authorized for issue by the Board of Directors. Reference is made to paragraph 17 of IAS 10. This comment also applies to the CorpAcq Holdings Limited interim financial statements.
General

43. We note the statement in the November 2023 investor presentation on the merger between
         CorpAcq and Churchill that the combined company offers the opportunity to pay a regular dividend of approximately 4% at the current valuation. We also note similar statements in the filing; for example, on page 249 you state: "CorpAcq expects to pay a dividend from its first year following the Business Combination and over the longer term, target a policy of at least a 50% payout ratio of free cash flow, defined as cash flow from operations less net capital expenditure." Please tell us the key factors and assumptions in providing a framework from which to analyze the reasonable basis for that dividend projection. In your response, address the specific statutory, regulatory and contractual limitations, and business considerations on the extent to which CorpAcq and its subsidiaries may pay dividends, make loans or otherwise provide or distribute funds to CorpAcq. Also address
         the CorpAcq   s exposure to increased interest rates. See Item 10(b)
of Regulation S-K.
44. We note your disclosure on pages 224 and F-69 regarding the Waiving Underwriters.
       Please disclose how these waivers were obtained, why the waivers were agreed to, and clarify Churchill's current relationship with the Waiving Underwriters. Describe what relationship existed between any of the Waiving Underwriters and Churchill after the close of the IPO, including any financial or merger-related advisory services conducted by any of the Waiving Underwriters. For example, clarify whether any of the Waiving
       Underwriters had any role in the identification or evaluation of business combination
FirstName LastNameStephen Scott
       targets. Provide us with any correspondence between any of the Waiving Underwriters
Comapany    NameCorpAcq
       and Churchill          Group relating
                       or CorpAcq   Plc      to Waived Amount. Also provide us
with any
       engagement    letters
December 14, 2023 Page 8     between  CorpAcq   and the Waiving Underwriters.
FirstName LastName
 Stephen Scott
FirstName LastNameStephen   Scott
CorpAcq Group   Plc
Comapany14,
December  NameCorpAcq
              2023        Group Plc
December
Page 9    14, 2023 Page 9
FirstName LastName
45. Please tell us whether any of the Waiving Underwriters were involved in the preparation of any disclosure that is included in the Form F-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that such Waiving Underwriter claims no role in Churchill's business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
46. Please tell us whether you are aware of any disagreements with any of the Waiving
         Underwriters regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that the Waiving Underwriters were to be compensated, in part, on a deferred basis for their underwriting services in connection with the Churchill
         IPO and such services have already been rendered, yet the Waiving Underwriters are waiving such fees and, if applicable, disclaiming responsibility for the Form F-
         4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
47. Please disclose whether any of the Waiving Underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why any of the Waiving Underwriters was waiving deferred fees, despite already completing their services, indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the Waiving Underwriters have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stephen Scott
CorpAcq Group Plc
December 14, 2023
Page 10



       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameStephen Scott
                                                         Division of
Corporation Finance
Comapany NameCorpAcq Group Plc
                                                         Office of Real Estate
& Construction
December 14, 2023 Page 10
cc:       Michael S. Lee, Esq.
FirstName LastName